DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

August 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Stacie Gorman and Dorrie Yale

Re:	GigCapital7 Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 5, 2024
Amendment No. 3 to Registration Statement on Form S-1
Filed August 14, 2024
File No. 333-280015

Dear Ms. Gorman and Ms. Yale:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated August 21, 2024, regarding the above-referenced Amendments to the Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital7 will file Amendment No. 4 to Form S-1 (“Amendment No. 4”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 3 to Form S-1 if referring to the Staff’s comment, or to Amendment No. 4 if in the response.

Amendment No. 3 to Registration Statement on Form S-1 filed on August 14, 2024

Cover Page

1.

We note that the subscription agreement with your non-managing investors filed as Exhibit 10.3 provides that it will terminate if the closing for the offering does not occur prior to August 31, 2024. Please revise your disclosure as appropriate, including on the cover page, to disclose this date. Please also revise to disclose the impact such termination would have on your potential operations.

U.S. Securities and Exchange Commission

August 22, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised and supplemented its disclosures on the cover page and cover page 2 and pages 18, 63, 96 and 97 with respect to the termination of the subscription agreements with non-managing investors on August 31, 2024 and its potential impact on the initial public offering of the Company and its operations.

Summary of Risk Factors, page 42

2.

We acknowledge your response to prior comment 4. However, as previously stated, please revise your summary risk factor disclosure to also specifically explain that the initial shareholders will collectively hold 40% of the outstanding ordinary shares upon completion of the offering, assuming that none of the initial shareholders purchase public units, and also specifically state the amount they will hold assuming that they purchase all of the public units for which they’ve expressed interest. Further, please revise the fourth full summary risk factor on page 43 to specifically address the impact of having a limited public float, including the inability to list, or maintain a listing on, NASDAQ.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the summary of risk factors on pages 42, 43, 45 and 83 to expand and supplement the disclosure.

Dilution, page 102

3.

We note in the latest amendment that your net tangible book value has changed. Your current net tangible value just indicates before this offering, while prior filings disclosed the net tangible book value as of May 31, 2024, which coincided with the date of the latest balance sheet included within your filing. Please clarify how you calculated the net tangible book value disclosed in the latest amendment including which date the net tangible book value is as of. In addition, please clarify your basis for presenting such value instead of the value as of the latest balance sheet presented within your filing.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the section entitled “Dilution” on page 102 of Amendment No. 4 to provide the requested clarifications with respect to the net tangible book value. The Company believes that reflecting the share activity subsequent to the latest balance sheet date more accurately portrays the net tangible book value per share.

U.S. Securities and Exchange Commission

August 22, 2024

Exhibits

4.

Please request New York counsel to revise its opinion in Exhibit 5.1 to remove the assumption in clause (a) on page 3 of the opinion, or ensure that Cayman counsel provides the opinion. In addition, please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions (see, e.g., paragraphs 2, and 4 through 8), and to revise its opinion in paragraph 1 so that the opinion is not limited to a prior date. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed revised Exhibits 5.1 and 5.2.

* * *

U.S. Securities and Exchange Commission

August 22, 2024

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc: Avi S. Katz

Enclosures